Pricing Term Sheet To preliminary prospectus supplement dated March 26, 2012 (To prospectus dated January 9, 2012)	Filed pursuant to Rule 433 Registration number 333-178946 March 26, 2012

Lincoln National Corporation $300,000,000 4.200% SENIOR NOTES DUE 2022 Final Term Sheet, dated March 26, 2012

Issuer:	Lincoln National Corporation

Title of Securities:	4.200% Senior Notes due 2022 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	March 26, 2012

Settlement Date (T+3):	March 29, 2012

Maturity Date:	March 15, 2022

Aggregate Principal Amount Offered:	$300,000,000 of Notes

Price to the Public (Issue Price):	100% of the principal amount of the Notes

Net Proceeds (Before Expenses):	$298,050,000

Benchmark Treasury:	UST 2.00% due February 15, 2022

Benchmark Treasury Yield:	2.250%

Spread to Benchmark:	Treasury Rate plus 195 basis points

Re-offer Yield:	4.200%

Coupon:	4.200% per annum

Interest Payment Dates:	Semi-annually on each March 15 and September 15 commencing on September 15, 2012

Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury Rate plus 30 basis points

CUSIP/ISIN:	534187BC2 / US534187BC24

Ratings* (expected):	Baa2 (Moody’s) /A- (S&P) /BBB+ (Fitch)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC) at 1-800-221-1037, or Morgan Stanley & Co. LLC at 1-866-718-1649.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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